QRSciences
Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

2 April 2008

08001876

By Hand Delivery

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 27 February 2008 to 17 March 2008, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Jamie Taylor at + 61 3 9681 9854 or jtaylor@qcctv.com.au

Yours Faithfully,

JH Manning

for Jamie Taylor
Company Secretary

Attachments

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 27 February to 17 March 2008.

Doc Date	Headline	Pages
02/27/2008	QRSciences Awarded Federal Government Funding	1
02/29/2008	Half Yearly Report and Accounts	18
02/29/2008	Half Yearly Performance Update	2
02/29/2008	Change of Director's Interest Notice	2
03/04/2008	Q Video Systems Secures Multiple IP Video Contracts	2
03/13/2008	Change of Director's Interest Notice	2
03/17/2008	Director Appointment/Resignation	1

QRSciences

Holdings Limited

ASX AND MEDIA RELEASE

February 27, 2008

QRSciences Awarded Federal Government Contract

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to announce that its subsidiary, QRSciences Pty Ltd, has entered into contract with the Australian Federal Government represented by and acting through the Department of the Prime Minister and Cabinet for work on electromagnetic methods for air cargo screening.

The National Security Science and Technology Unit within the Department of the Prime Minister and Cabinet, administers the Research Support for Counter-Terrorism Programme on the Commonwealth's behalf.

The objective of the program is to enhance Australia's national counter-terrorism capabilities. To achieve this objective the Commonwealth provides funding for strategically focused research and development activities.

The maximum funding available from the program is approximately $850K including a $42K in-kind contribution from the Department of Infrastructure, Transport, Regional Development and Local Government.

The Project will be administered by the Department of Infrastructure, Transport, Regional Development and Local Government on behalf of the National Security and Technology Unit within the Department of the Prime Minister and Cabinet.

The Australian Government Department of the Prime Minister and Cabinet through the Department of Infrastructure, Transport, Regional Development and Local Government have contributed funding to this project but do not necessarily endorse its contents or conclusions.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au , phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

Appendix 4D
Half yearly report
31 December 2007

QRSciences Holdings Limited ABN 27 009 259 876

Results for announcement to the market

Extracts from this report for announcement to the market. $A'000

Revenues from ordinary activities	Up	16.28%	to	8,920
(Loss) from ordinary activities after tax attributable to members	Down	38.81%	to	(2,287)
Net (Loss) for the period attributable to members	Down	38.81%	to	(2,287)

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil

+Record date for determining entitlements to the dividend: No dividend has been declared or paid.

Brief explanation of any of the figures reported above and short details of any other item(s) of importance not previously released to the market:

Refer attached Half Year financial report

Net Tangible Assets Backing	Current period	Previous corresponding Period
Net tangible asset backing per +ordinary security	3.47¢	(7.25¢)

HALF YEAR FINANCIAL REPORT
31 DECEMBER 2007
ABN 27 009 259 876

QRSciences

Holdings Limited
and controlled entities

QRSciences Holdings Limited
is incorporated in Western Australia

CORPORATE DIRECTORY

This Half Year Report covers QRSciences Holdings Limited as a consolidated entity comprising QRSciences Pty Ltd and its subsidiary QRSciences Co. (USA) as well as QRSciences Security Pty Ltd (trading as Q Video Systems). The Group's functional presentation currency is AUD ($).

DIRECTORS

Mr Rick Stokes
Mr Kevin Russeth
Mr Robert Halverson (Non-Executive)
Mr Raymond Schoer (Chairman/Non-Executive)
Mr Joe Paresi
Mr Norman Shanks

AUDITORS

Moore Stephens
Chartered Accountants
Level 3, 12 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Jamie Taylor

BANKERS

Commonwealth Bank of Australia Limited
150 St George's Terrace
Perth Western Australia 6000

REGISTERED OFFICE

5/435 Williamstown Road
Port Melbourne Victoria 3207
Telephone +61 3 9646 9016
Fax +61 3 9646 2049

SOLICITORS

Pullinger Readhead Lucas
Level 2, 50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 9320 4999
Facsimile: +61 9220 4900

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 93232033

STOCK EXCHANGE

Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

WEBSITE

www.qrsciences.com

ASX CODE

QRS - Ordinary Shares
QRSNY.PK - U.S. ADR's

Directors' Report

The Directors present their report together with the consolidated financial report of QRSciences Holdings Limited and its controlled entities ("QRSciences" or "the Company") for the half-year ended 31 December 2007 and the Independent Review Report thereon.

Directors

The names of Directors who held office during or since the end of the half year:

Mr Kevin Lee Russeth

Mr Norman Shanks

Mr Joseph Paresi

Mr Robert Halverson (Non-Executive)

Mr Raymond Schoer (Non-Executive Chairman)

Mr Rick Stokes (Appointed 19 December 2007)

Results from Operations

The consolidated operating loss of the economic entity amounted to $2.287M

Review of Operations & Principal Activities

QRSciences Holdings Ltd through its wholly owned subsidiaries develops, designs and sells advanced technology. The Company is pleased to report rapidly improving operating results which are expected to continue for the remainder of FY08. In particular:

- The sales and distribution subsidiary QRSciences Security Pty Ltd unit posted a maiden profit of $0.78M in the first half of FY08 with positive cash flow.
- The distribution business attained several new major customers in the retail and banking sector that will underpin the growth of this business unit over the next 6 months.
- The QR (Quadrupole Resonance) business unit was restructured in the second quarter of FY08 and effective from 1 January 2008 is operating at a breakeven run rate primarily driven by contract research revenue. The QR business has recently been awarded a federal Government grant in the order of $ 840K and expects further funding from various Government sources to be announced shortly. It is expected that contract research revenue will fully fund the QR research & development efforts moving forward. Combined with the restructuring activity conducted in the second quarter of FY08, the QR business unit is now expected to operate at breakeven, which represents a significant improvement over FY07.
- The Board and Senior Management have completed their strategic review of the Company and continue to see a disconnection between the value of the Company's assets and the current market capitalization of the Company. Progress has been made to address this issue and the Company expects to be in a position to announce definitive plans before the fiscal year end. As mentioned in the Quarterly Update of 31 January 2008 outcomes could involve divestiture of some or all of the Company's technology assets, either in the form of trade sale or spin-off which could include a listing on the American Stock Exchange (AMEX) or the US over-the-counter market.
- QRSciences' increased its ownership to 30.2% (fully diluted) in Spectrum San Diego (Spectrum). Spectrum is currently operating at a near breakeven run rate and is rapidly transitioning to profitability as it rolls out its Cast*Scope* product through a $42M IDIQ (Indefinite Delivery Indefinite Quantity) order received from the Transportation Security Administration (TSA). Spectrum also continues to grow through ongoing sales from the Sentry*Scope*™ and Sentry*Chroma*™ combined product line, as well as the fully funded Car*Scan* project.

Overall, the Company continues on a strong growth trajectory and currently expects combined revenue for FY09 in a range of $30-$35M.

The Board and Senior Management of QRSciences continue to believe that the Company's assets are significantly undervalued by the market, and are continuing to work diligently on a plan to unlock and realise that value for shareholders.

Events Occurring After Balance Date

The following events occurred after the balance date of the accounts, being;

- On the 26th February 2008, the company announced that its subsidiary, QRSciences Pty Ltd, was granted funding from the Australian Federal Government represented by and acting through the Department of the Prime Minister and Cabinet for work on electromagnetic methods for air cargo screening. The maximum funding available from the program is approximately $850K including a $42K in-kind contribution from the Department of Infrastructure, Transport, Regional Development and Local Government.
- QRSciences Security Pty Ltd has established two new business units Q Detection Systems and Q Alarm Supplies which will have immediate impact on sales and profit for the Company.
- QRSciences Security Pty Ltd opened a new Branch Office for the Q Video Systems business division in the rapidly expanding Perth Security market.
- QRSciences Security Pty Ltd, entered into a Distribution Agreement with the US-based X-ray manufacturer, Astrophysics, Inc. The Astrophysics product range will form the backbone of the newly-formed Q Detection Systems (QDS) business unit, which the Company is confident will deliver positive earnings in its first year of operation.

Auditor's Declaration

The lead auditor's independence declaration under section 307C of the Corporations Act 2001 is set out on page 19 for the half year ended 31 December 2007.

Rounding

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1996 and, in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

This report is signed in accordance with a resolution of the Board of Directors.

____

Mr Rick Stokes
Director
Dated this 29th day of February 2008

CONSOLIDATED INTERIM INCOME STATEMENT
for the half year ended 31 December 2007

	Note	Consolidated Entity	
		31 December 2007	31 December 2006
		$'000	$'000
Revenues from ordinary activities	2	8,920	7,671
Cost of goods sold		(5,895)	(5,209)
Materials and consumables used		(10)	(134)
Employee benefits expense		(2,892)	(2,937)
Consulting expenses		(388)	(488)
Borrowing expense		(85)	(4)
Travel expense		(150)	(285)
Legal expenses		(140)	(186)
Rental expenses		(236)	(285)
Directors Fees		(76)	(84)
Patent Costs		(289)	(270)
Depreciation and amortisation expense		(498)	(535)
Bad & doubtful debts		26	(206)
Advertising		(60)	(131)
Insurance Costs		(93)	(84)
Accounting & secretarial		(60)	(88)
Other expenses from ordinary activities		(678)	(483)
Loss before income tax		(2,604)	(3,738)
Income tax (expense)/revenue		317	-
Loss after income tax expense		(2,287)	(3,738)
Loss attributable to members of the parent entity		(2,287)	(3,738)
Total changes in equity other than those resulting from transactions with owners as owners		(2,287)	(3,738)
Basic earnings per share (cents per share)		-2.68	-9.40
Diluted earnings per share (cents per share)		-1.55	-9.40

The accompanying notes form part of these financial statements.

CONSOLIDATED INTERIM BALANCE SHEET
as at 31 December 2007

	Note	Consolidated Entity	
		31 December 2007 $'000	30 June 2007 $'000
CURRENT ASSETS			
Cash assets		1,452	669
Prepayments		121	55
Inventories		3,767	3,004
Trade and other receivables		3,038	3,338
TOTAL CURRENT ASSETS		**8,378**	**7,066**
NON-CURRENT ASSETS			
Intellectual property		33,465	33,858
Other financial assets		527	527
Receivables		314	-
Investments accounted for using the equity method		2,900	2,999
Property, plant and equipment		590	614
Deferred tax assets		317	-
TOTAL NON-CURRENT ASSETS		**38,113**	**37,998**
TOTAL ASSETS		**46,491**	**45,064**
CURRENT LIABILITIES			
Trade and other payables		2,474	2,740
Interest-bearing liabilities		632	6,202
Provisions		293	478
Other Payables		645	645
TOTAL CURRENT LIABILITIES		**4,044**	**10,065**
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		139	120
Other Payables		5,888	5,888
TOTAL NON-CURRENT LIABILITIES		**6,027**	**6,008**
TOTAL LIABILITIES		**10,071**	**16,073**
NET ASSETS		**36,420**	**28,992**
EQUITY			
Contributed equity	6	69,145	59,324
Foreign Currency Translation Reserve		(483)	(377)
Retained Profit / (losses)		(32,242)	(29,955)
TOTAL EQUITY		**36,420**	**28,992**

The accompanying notes form part of these financial statements.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the half year ended 31 December 2007

	$000	$000	$000	$000	$000	$000
	Contributed Equity			Retained Profits	Foreign Currency Translation Reserve	Total
	Ordinary	Pref B	Options			
Balance at *1.7.2006*	48,725	2,139	-	(19,219)	-	31,645
Conversion of Pref B to Ordinary	2,139	(2,139)	-		-	-
Shares issued during the year	3,825	-	-	-	-	3,825
Loss attributable to members of parent entity	-	-	-	(3,738)	-	(3,738)
Sub-total	54,689	-	-	(22,957)	-	31,732
Dividends paid or provided for		-	-	-	-	-
Balance at *31.12.2006*	54,689	-	-	(22,957)	-	31,732
Balance at *1.7.2007*	59,324	-	-	(29,955)	(377)	28,992
Shares issued during the year	9,821	-	-	-	-	9,821
Adjustments from translation of foreign controlled entities	-	-	-	-	(106)	(106)
Loss attributable to members of parent entity	-	-	-	(2,287)	-	(2,287)
Sub-total	69,145	-	-	(32,242)	(483)	36,420
Dividends paid or provided for		-	-	-	-	-
Balance at *31.12.2007*	69,145	-	-	(32,242)	(483)	36,420

The accompanying notes form part of these financial statements.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
for the half year ended 31 December 2007

	Note	Consolidated Entity	
		31 December 2007 $'000	31 December 2006 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		9,632	6,780
Payments to suppliers and employees		(13,107)	(9,687)
Interest received		36	35
Borrowing costs		-	-
Interest paid		(47)	(4)
Grant Receipts		32	152
Net cash provided by (used in) operating activities		(3,454)	(2,724)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment for controlled entity (net of cash acquired)		-	(1,887)
Purchase of property, plant and equipment		(53)	(20)
Loans to other entities		(314)	-
Net cash provided by (used in) investing activities		(367)	(1,907)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		9,957	3,825
Repayment of borrowings		(3,843)	-
Other – Convertible Note Interest		(910)	-
Proceeds from borrowings		278	-
Net cash provided by (used in) financing activities		5,482	3,825
Net increase/(Decrease) in cash held		1,661	(806)
Cash at beginning of half year		**(137)**	**1,986**
Effect of exchange rates on cash holdings in foreign currencies		(72)	-
Cash at 31 Dec 2007		**1,452**	**1,180**

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

NOTE 1: BASIS OF PREPARATION

The half year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the *Corporations Act 2001*, Accounting Standard AASB 134: Interim Financial Reporting, and other authoritative pronouncements of the Australian Accounting Standards Board (including Australian Accounting Interpretations).

This half-year financial report does not include all the notes of the type normally included in an annual financial report. It is recommended that this half-year financial report be read in conjunction with the 30 June 2007 annual financial report and any public announcements made by the company and its controlled entities during the half-year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001. These half year consolidated financial statements were approved by the Board of Directors on 29th February 2008.

This financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available in ASIC Class Order 98/100.

a) Significant accounting policies

These consolidated half-year financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 30 June 2007, except for the adoption of amending mandatory standards for annual reporting periods beginning on or after 1 January 2007, as described in Note 1(c).

b) Principles of Consolidation

The consolidated half year financial statements comprise the financial statements of QRSciences Holdings Limited and its controlled entities.

A controlled entity is any entity controlled by QRSciences Holdings Limited. Control exists where QRSciences Holdings Limited has the capacity to dominate the decision-making in relation to the financial and operating policies of another entity so that the other entity operates with QRSciences Holdings Limited to achieve the objectives of QRSciences Holdings Limited.

All intercompany balances and transactions between entities in the economic entity, including any unrealised profits have been eliminated on consolidation. Where a controlled entity has entered or left the economic entity during the year its operating results have been included from the date control was obtained or until the date control ceases.

c) Changes in accounting policies

New/revised standards and interpretations applicable for the years commencing 1 July 2007 have been reviewed and it was determined that changes were not required to the existing accounting policies adopted by QRSciences Holdings Limited. The major new standards are AASB 7 and AASB 2007-4 which will have an effect on year end disclosures only. Certain Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted by the group for the interim reporting period. The directors have not yet assessed the impact of these new or amended standards (to the extent relevant to the group) and interpretations.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

NOTE 1: BASIS OF PREPARATION

d) Material uncertainty regarding carrying value of intangible assets

Included in the consolidated balance sheet is Intellectual Property intangible assets with a written down value of $33.47 million. These intangible assets relate to the consolidated entity's patented Quadrupole Resonance (QR) proprietary technology and other acquired licences. The recoverability of these assets is uncertain and dependant upon the successful development and profitable exploitation of the technology with future customers, or alternatively, sale of the intellectual property rights.

In accordance with the Company's accounting policy, impairment testing is performed annually on the intangible assets to determine whether those assets have been impaired. Impairment testing involves the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, being compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Consistent with previous years, the Directors have engaged an independent external consultant to assess the carrying value of the intangible assets in order to facilitate this impairment test. At the date of this report, this assessment process is still underway and is not anticipated to be completed until the end of the current financial year.

Accordingly, the Directors have determined that there is material uncertainty whether the consolidated entity is able to realise the value of its intangible assets at the amounts stated in the financial report. The financial report takes no account of the consequences, if any, of the effects of unsuccessful commercialisation of these intangible assets.

NOTES TO THE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31 DECEMBER 2007

	Consolidated Entity	
	31 December 2007 $'000	31 December 2006 $'000

NOTE 2 OPERATING REVENUE

Operating Activities:

	31 December 2007 $'000	31 December 2006 $'000
Interest received	35	35
Trading income	8,515	7,221
Other revenue	370	415
Total Revenue	8,920	7,671

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

Operating profit has been arrived at after including:

Income

	31 December 2007 $'000	31 December 2006 $'000
Sales revenue	8,515	7,221
Interest received/receivable from Other entities	35	35
	8,550	7,256

Expenses

	31 December 2007 $'000	31 December 2006 $'000
Borrowing costs paid/due and payable to: — Other persons	85	-
Depreciation of property, plant and equipment	104	107
Amortisation of Intellectual Property	393	428
Total amount charged for depreciation, Amortisation or diminution in value of assets	497	535
Auditors remuneration	35	25
Lease rental expenses — operating leases	236	285

NOTE 4 ACQUISITION OF SUBSIDIARIES

There were no acquisitions or disposals of controlled entities during the half year.

NOTE 5 SEGMENT INFORMATION

	CCTV Equipment Sales		QRS Sales & Services		Consolidated	
	2007 $000	2006 $000	2007 $000	2006 $000	2007 $000	2006 $000
Segment Revenue	8,198	6,694	317	527	8,515	7,221
Unallocated other income	344	-	61	450	405	450
Total Revenue	8,542	6,694	378	977	8,920	7,671
Segment Result	784	(79)	(3,071)	(3,659)	(2,287)	(3,738)

NOTE 6 CONTRIBUTED EQUITY

	31 December 2007 $'000
a) 85,267,650 (30.6.07: 50,397,580) Ordinary Shares Fully Paid	69,145
(a) Movements During the Period	
Ordinary Issued and fully paid Share Capital	
Opening balance at the beginning of the reporting period	59,324
• Issue of 21,134,373 fully paid ordinary shares - Rights Issue (Aug 07)	6,340
• Issue of 4,608,500 fully paid ordinary shares – Conversion by Vision (Aug 07)	1,383
• Issue of fully paid ordinary shares – Shortfall of Rights Issue (Oct 07)	2,731
• Issue of 20,000 fully paid ordinary shares – (Dec 07)	-
• Issue of 3,060 fully paid ordinary shares – Exercise of options (Dec 07)	1
• Transaction Costs relating to Share Issues	(634)
Closing balance at the end of the reporting period 85,267,650 FPO Shares	69,145

NOTE 7 CONTINGENT LIABILITIES

There are no material contingent liabilities at balance date or at the date of completion of these financial statements.

NOTE 8 EVENTS SUBSEQUENT TO REPORTING DATE

The following events occurred after the balance date of the accounts, being;

- On the 26th February 2008, the company announced that its subsidiary, QRSciences Pty Ltd, was granted funding from the Australian Federal Government represented by and acting through the Department of the Prime Minister and Cabinet for work on electromagnetic methods for air cargo screening. The maximum funding available from the program is approximately $850K including a $42K in-kind contribution from the Department of Infrastructure, Transport, Regional Development and Local Government.
- QRSciences Security Pty Ltd has established two new business units Q Detection Systems and Q Alarm Supplies which will have immediate impact on sales and profit for the Company.
- QRSciences Security Pty Ltd opened a new Branch Office for the Q Video Systems business division in the rapidly expanding Perth Security market.
- QRSciences Security Pty Ltd, entered into a Distribution Agreement with the US-based X-ray manufacturer, Astrophysics, Inc. The Astrophysics product range will form the backbone of the newly-formed Q Detection Systems (QDS) business unit, which the Company is confident will deliver positive earnings in its first year of operation.

DIRECTORS' DECLARATION

In the opinion of the directors,

1. The financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

   a. complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and

   b. giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half year ended on that date.

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Dated this 29th day of February 2008.

Rick Stokes
DIRECTOR

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LTD

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of QRSciences Holdings Limited and its controlled entities ("the consolidated entity"), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and the cash flow statement for the half-year ended on that date, a summary of significant accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at half year's end or from time to time during the half year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the consolidated entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that it is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410: "Review of an Interim Financial Report Performed by the Independent Auditor of the Entity", in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporation Act 2001 including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134: "Interim Financial Reporting" and the Corporations Regulations 2001. As the auditor of QRSciences Holdings Limited and its controlled entities, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the financial report.

A review of the half-year financial report consists of making enquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the applicable independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of QRSciences Holdings Limited and its controlled entities is not in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standard AASB 134: "Interim Financial Reporting" and the Corporations Regulations 2001.

Partners

Ray Simpson
Syd Jenkins
Neil Pace

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

Susan-Lee Tan
Ennio Tavani
Dino Travaglini

Material Uncertainty Regarding Carrying Value of Intangible Asset

Without qualification to the statement expressed above, attention is drawn to the following matter.

As detailed in Note 1(d), included in the consolidated balance sheet are intangible assets with a written down value of $33.47 million, which relates to the consolidated entity's patented intellectual property associated with its Quadrupole Resonance (QR) proprietary technology and other acquired licences. The recoverability of the carrying value of the Group's intangible assets is dependent upon the amount and timing of revenues from the commercialisation of the QR technology and acquirec licences, or alternatively its sale. At the date of this report, it is not possible to determine with reasonable certainty the likely success of the commercialisation of these assets. Accordingly, there is material uncertainty whether the consolidated entity is able to realise the value of its intangible assets at the amounts stated in the financial report. The financial report takes no account of the consequences (i.e. write downs expensed to the Income Statement), if any, of the effects of unsuccessful commercialisation of these intangible assets.

Suan-Lee Tan
Partner

Moore Stephens
Chartered Accountants

Dated in Perth, this 29h day of February 2008.

MOORE STEPHENS

Liability limited by a scheme approved
under Professional Standards Legislation

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF QRSCIENCES HOLDINGS LIMITED

As lead auditor for the review of QRSciences Holdings Limited and its controlled entities for the half year ended 31 December 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements as set out in the *Corporations Act 2001* in relation to the review, and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of QRSciences Holdings Limited and its controlled entities during the period.

Moore Stephens

Suan-Lee Tan
Partner

Moore Stephens
Chartered Accountants

Dated in Perth, this 29th day of February 2008.

Partners

Ray Simpson
Syd Jenkins
Neil Pace

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

Suan-Lee Tan
Ennio Tavani
Dino Travaglini

An independent member of Moore Stephens International Limited - members in principal cities throughout the world

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

29 February 2008

HALF YEARLY UPDATE

Revenue continues to grow
Operating loss narrows
Ongoing operations self-funding

QRSciences (ASX:QRS) (QRSNY:PK) today announced its results for the six months ended 31 December 2007. Revenue increased to $8.92M, an increase of 16% over the same period last year. The net operating loss of $2.29M narrowed significantly from the immediately preceding six months, a decrease of 39%. The Company is now cash flow positive and moving forward expect both sales and profits to grow. These results place QRSciences on track to attain full year revenue in the $20-25M range in line with our expectations, up approximately 50% on the figure recorded in FY07.

The Company is pleased to report rapidly improving operating results which are expected to continue for the remainder of CY08. In particular:

- The Q Video Systems (formerly QRSciences Security) sales and distribution unit posted a maiden profit of $0.78M in the first half of FY08 with positive cash flow.

- The Q Video Systems business has attained several new major customers in the retail and banking sector that will underpin the growth of this business unit over the next 6 months.

- The establishment of two new business units Q Detection Systems and Q Alarm Supplies will have immediate impact on sales and profit for the Company.

- The QR (Quadrupole Resonance) business unit was restructured in the second quarter of FY08 and effective from 1 January 2008 is operating at a breakeven run rate primarily driven by contract research revenue. The QR business has recently been awarded a federal Government grant in the order of $840K and expects further funding from various Government sources to be announced shortly. It is expected that contract research revenue will fully fund the QR research & development efforts moving forward. Combined with the restructuring activity conducted in the second quarter of FY08, the QR business unit is now expected to operate at breakeven, which represents a significant improvement over FY07.

- The Board and Senior Management have completed their strategic review of the Company and continue to see a disconnection between the value of the Company's assets and the current market capitalisation of the Company. Progress has been made to address this issue and the Company expects to be in a position to announce definitive plans before the fiscal year end. As mentioned in the Quarterly Update of January 31 outcomes could involve divestiture of some or all of the Company's technology assets, either in the form of trade sale or spin-off which could include a listing on the American Stock Exchange (AMEX) or the US over-the-counter market.

- QRSciences' increased its ownership to 30.2% (fully diluted) in Spectrum San Diego (Spectrum). Spectrum is currently operating at a near breakeven run rate and is rapidly transitioning to profitability as it rolls out its CastScope product through a $42M IDIQ (Indefinite Delivery Indefinite Quantity) order received from the Transportation Security Administration (TSA). Spectrum also continues to grow through ongoing sales from the SentryScope™ and SentryChroma™ combined product line, as well as the fully funded CarScan project.

Overall, the Company continues on a strong growth trajectory and currently expects combined revenue for FY09 in a range of $30-$35M.

The Board and Senior Management of QRSciences continue to believe that the Company's assets are significantly undervalued by the market, and are continuing to work diligently on a plan to unlock and realise that value for shareholders.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business QRSciences Security Pty Ltd is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Rick Stokes
CEO
QRSciences Holdings Limited

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Raymond J Schoer
Date of last notice	9 January 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	29 February 2008
No. of securities held prior to change	
Direct	317,247 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012
QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	164,372 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	55,000 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,200.00

+ See chapter 19 for defined terms.

No. of securities held after change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	 372,247 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012 164,372 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

QRSciences Holdings Limited

ASX AND MEDIA RELEASE

March 4, 2008

Q VIDEO SYSTEMS SECURE MULTIPLE CONTRACTS AND CONTINUE STRONG MOMENTUM WITH VERINT IP VIDEO PRODUCTS

QRSciences (ASX:QRS) (QRSNY:PK) confirms that its wholly-owned distribution business, Q Video Systems (QVS) has continued to build upon its recent successes with the rollout of several key network video system projects in conjunction with our security integrator partners and Verint IP Video products.

Verint is the world leader in IP video management – the provider of choice for 57 airports, 43 seaports, 2 of the world's 5 largest retailers, 149 government organizations and cities, and hundreds of mass transit and banking facilities. Verint are the world leader in the supply of IP Network Video Systems with sales approaching USD 1 Billion globally.

QVS is the exclusive Distributor for Verint for trade sales in Australia with sales continuing to grow.

Sites that have recently purchased Verint products includes;

- Mildura Airport CCTV Upgrade.
- Avalon Airport CCTV Upgrade.
- Ballarat Goldfields CCTV System.
- IAG Corporate Office Building in Melbourne.

The value of the projects will deliver QVS well in excess of $ 500,000 in revenue and will contribute to the continued growth of the QVS business in sales revenue and profits.

These sites follow on the heels of the successful commissioning of stage one and two of the Verint IP Video System rollout at Brisbane Airport and several major shopping centres in Melbourne using similar network video products.

We are delighted to be involved with a powerful partner like Verint and with many projects already quoted for supply later this year we are confident that our sales momentum will continue to grow along with the profits the QVS business will generate to enhance shareholder value ,

Management are committed to ensure that the QVS business remains the fastest growing Security Distribution business in Australia.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port

Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

About Verint Video Intelligence Solutions

Verint Video Intelligence Solutions is the leading global provider of networked video solutions that enhance the security of people, property and assets. Verint's award-winning Nextiva portfolio includes video management software, integrated analytics, encoders and IP cameras and intelligent DVRs for use in a variety of vertical market environments. Open, standards based and IT friendly, Verint solutions enable organizations to leverage their existing video investments and place IP video within the reach of virtually every organization.

About Verint Systems Inc.

Verint Systems Inc. (VRNT.PK), headquartered in Melville, New York, is a leading provider of actionable intelligence solutions for an optimized enterprise and a safer world. Today, more than 10,000 organizations in over 150 countries rely on Verint solutions to perform more effectively, build competitive advantage and enhance the security of people, facilities and infrastructure. For further information, visit www.verint.com .

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au, phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

QRSciences Holdings Ltd
5/435 Williamstown Rd,
Port Melbourne
VIC 3207 Australia
T: +61 3 9681 9884
F: +61 3 9646 2049
www.qrsciences.com

Company Announcements Office
ASX Ltd
Level 45
South Tower, Rialto Building
525 Collins Street
Melbourne VIC 3000

17 March 2008

Dear Sir/Madam

QRSciences Holdings Ltd advises that Mr Norman Shanks and Mr Joe Paresi have retired as Director's of QRSciences Holdings Limited.

The Company has undergone a strategic review of its structure and is working to a plan to divest its technology assets from the Holding company. The Board believe that the completion of this exercise will enable investors and the market generally to assess the real value of the Company, its assets and new directions.

The size of the Board of Director's of QRSciences Holdings Ltd has been reduced. The experience of the Company's former US and UK based Director's will be refocused where their expertise has more relevance.

Both Mr Paresi and Mr Shanks are to continue to consult to QRSciences Pty Ltd, QRSciences Corp and Spectrum SDI providing strategic advice and direction to the Company as it implements its plans with particular focus on the US and Europe.

Yours sincerely

Jamie Taylor
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited	
ABN: 27 009 259 876	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	11 February 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	13 March 2008
No. of securities held prior to change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,041,586 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12
Class	Fully Paid Ordinary Shares
Number acquired	100,000 Shares average $0.105
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,500.00

+ See chapter 19 for defined terms.

No. of securities held after change	Indirect – 258,750 Fully paid Ordinary Shares Direct – 2,141,586 Fully paid Ordinary Shares Direct – 166,667 $0.45 Options exp. 30/06/12
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END